UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trimeris, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

896263100

(CUSIP Number)

Sanj K. Patel Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421 (781) 357-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to: Marc A. Rubenstein Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7826 June 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Synageva BioPharma Corp. 94-32448679
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,399,843 (1)(2)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,399,843 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,399,843 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.9% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of the above referenced Company Stock (as defined below) is being reported hereunder solely because Synageva BioPharma Corp. may be deemed to have beneficial ownership of such Company Stock as a result of the Voting Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Synageva BioPharma Corp. that it is the beneficial owner of any Company Stock for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	See Item 5 of this Schedule 13D.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Company Stock”), of Trimeris, Inc., a Delaware corporation (“Trimeris”). The principal executive offices of Trimeris are located at 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713.

Item 2. Identity and Background

(a)–(c) and (f) The name of the person filing this statement is Synageva BioPharma Corp., a Delaware corporation (“Synageva”).

The business address of Synageva is 128 Spring Street, Suite 520, Lexington, MA 02421. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Synageva are set forth on Schedule A attached hereto, and are incorporated herein by reference. Synageva is a biopharmaceutical company working to discover, develop and deliver medications that treat rare diseases to patients with unmet medical needs.

(d) During the last five years, neither Synageva nor, to the knowledge of Synageva, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Synageva nor, to the knowledge of Synageva, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 13, 2011, concurrently with the execution of the Merger Agreement (as defined in Item 4 below), and as an inducement for Synageva to enter into the Merger Agreement, the directors, executive officers and certain stockholders of Trimeris (collectively, the “Key Trimeris Stockholders”) entered into Voting Agreements with Synageva with respect to the shares of Company Stock owned by the Key Trimeris Stockholders (collectively, the “Voting Agreements”).

As described in the response to Item 4, the shares of Company Stock beneficially owned by the Key Trimeris Stockholders have not been purchased by Synageva, and thus no funds were used for such purpose. Synageva did not pay any monetary consideration to the Key Trimeris Stockholders in connection with the execution and delivery of the Voting Agreements.

For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction

The purpose of the Voting Agreements is to induce Synageva to enter into the Merger Agreement and consummate the Merger.

The Merger Agreement

On June 13, 2011, Trimeris entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Synageva and Tesla Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Trimeris (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Synageva, with Synageva surviving as a wholly owned subsidiary of Trimeris (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each outstanding share of Synageva capital stock will be converted into the right to receive that number of shares of Company Stock as determined pursuant to the exchange ratio described in the Merger Agreement (the “Exchange Ratio”). The merger is subject to certain customary conditions, including the adoption of the Merger Agreement by Synageva stockholders and the declaration of the effectiveness by the Securities and Exchange Commission (the “SEC”) of the Registration Statement on Form S-4 to be filed by Trimeris covering shares of Company Stock to be issued in connection with the Merger. Following the consummation of the transactions contemplated by the Merger Agreement, former stockholders of Synageva are expected to own approximately 75% of the combined company, calculated on a fully-diluted basis, and current stockholders of Trimeris are expected to own approximately 25% of the combined company, calculated on a fully-diluted basis. Pursuant to the terms of the Merger Agreement, stockholders of Synageva will be subject to a staggered six-month lock-up on the sale of shares of Company Stock received in the Merger.

As a condition to the completion of the Merger, Trimeris stockholders must approve an amendment to Trimeris’ fifth amended and restated certificate of incorporation, as follows (collectively, the “Parent Charter Amendment”): (i) to effect a reverse stock split of Company Stock, pursuant to which any whole number of outstanding shares between and including two and eight would be combined and reclassified into one share of Company Stock, (ii) to increase the number of authorized shares of Company Stock and (iii) to change the name of the Company from “Trimeris, Inc.” to “Synageva BioPharma Corp.”

The Merger Agreement contains certain termination rights in favor of each of Trimeris and Synageva. In addition, the Merger Agreement provides that, in connection with certain terminations of the Merger Agreement, one party may be required to pay the other party’s expenses up to a maximum of $1,500,000. Additionally, the Merger Agreement provides that, upon termination of the Merger Agreement, under certain circumstances, Trimeris may be required to pay Synageva a termination fee of $3,000,000.

Immediately following the Effective Time, the board of directors of the combined company will consist of: Sanj K. Patel, Srini Akkaraju, Stephen F. Biggar, Mark Goldberg, Thomas R. Malley, Robyn Samuels, Felix J. Baker, Stephen R. Davis and Barry Quart.

The Voting Agreements

On June 13, 2011, Key Trimeris Stockholders entered into the Voting Agreements, which provide that the Key Trimeris Stockholders will vote all of the shares of Company Stock they beneficially own (the “Subject Shares”) in favor of the approval of the Parent Charter Amendment, the issuance of Company Stock pursuant to the Merger Agreement, and any actions required in furtherance thereof.

The Voting Agreements further provide that the Key Trimeris Stockholders will vote (or cause to be voted) all of their Subject Shares at every annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, against: (i) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Trimeris under the Merger Agreement, (ii) any Acquisition Proposal (as defined in the Merger Agreement) involving Trimeris or any of its subsidiaries or (iii) any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement.

In the event: (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Company Stock affecting the Key Trimeris Stockholders’ Subject Shares or (ii) if the Key Trimeris Stockholders become the beneficial owners of any additional Company Stock or other securities entitling the holder thereof, then the terms of the Voting Agreements shall apply to the Company Stock or other securities held by the Key Trimeris Stockholders immediately following the effectiveness of the events described in clause (i) or the Key Trimeris Stockholders becoming the beneficial owners thereof, as described in clause (ii), as though they were Subject Shares. The Key Trimeris Stockholders agreed, until the Voting Agreements are terminated in accordance with their terms, to notify Synageva of the number of any new shares of Company Stock they acquire, if any, after the date of the Voting Agreements.

Contemporaneously with the execution of the Voting Agreements the Key Trimeris Stockholders delivered an irrevocable proxy to Synageva. The Key Trimeris Stockholders are obligated to not enter into any tender, voting or other agreement, understanding or arrangement, or grant a proxy or power of attorney with respect to the Key Trimeris Stockholders’ Subject Shares that is inconsistent with the Voting Agreements or otherwise take any other action with respect to the Key Trimeris Stockholder’s Subject Shares that would in any way restrict, limit or interfere with the performance of the Key Trimeris Stockholders’ obligations under the Voting Agreements or the transactions contemplated thereby or under any proxy delivered to Synageva by the Key Trimeris Stockholders or on their behalf.

The Voting Agreements will terminate upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the written agreement of Synageva and the Key Trimeris Stockholders to terminate such agreement, (iii) the date on which the Merger becomes effective or (iv) the date on which an amendment to the Merger Agreement is effected without the consent of the Key Trimeris Stockholders that alters the merger consideration in a manner adverse to the Key Trimeris Stockholders.

The foregoing summary of the Merger Agreement and Voting Agreements does not purport to be complete, and is qualified in its entirety by the full text of the Merger Agreement and Voting Agreements, copies of which are filed herewith as Exhibits 1 and 2, respectively.

Item 5. Interest in Securities of the Issuer

The beneficial ownership percentages described in this Schedule 13D are based on 23,260,361 shares of Company Stock deemed to be outstanding as of June 13, 2011, calculated as the sum of (i) 22,399,649 shares of Company Stock issued and outstanding at the close of business on June 13, 2011, as represented by Trimeris in the Merger Agreement and (ii) an aggregate of 860,712 shares of Company Stock issuable upon exercise of options held by Key Trimeris Stockholders within sixty days of June 13, 2011.

(a) As a result of the Voting Agreements, Synageva may be deemed for purposes of Rule 13d-3 promulgated under the Act to beneficially own 4,399,843 shares of Company Stock, representing approximately 18.9% of the shares of Company Stock deemed to be outstanding as of June 13, 2011. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Synageva that it is the beneficial owner of any Company Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), neither Synageva nor, to the knowledge of Synageva, any of the persons set forth on Schedule A hereto beneficially owns any Company Stock.

(b) Synageva is not entitled to any rights of a stockholder of Trimeris as to any shares of Company Stock, except for the right to vote the shares of Company Stock described in Item 5(a) to the extent described in Item 4. Except to the extent that it may be deemed to be by virtue of the Voting Agreements, Synageva does not have sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of, any shares of Company Stock.

(c) Except for the execution and delivery of the Merger Agreement and the Voting Agreements, neither Synageva nor, to the knowledge of Synageva, any of the persons set forth on Schedule A hereto has effected any transaction in the Company Stock during the past 60 days.

(d) Except for the Merger Agreement and the Voting Agreements and the transactions contemplated by those agreements, neither Synageva nor, to the knowledge of Synageva, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of Trimeris reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of Synageva, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Trimeris, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Name

1.	Agreement and Plan of Merger and Reorganization, dated as of June 13, 2011, among Trimeris, Inc., Tesla Merger Sub, Inc. and Synageva BioPharma Corp.

2.	Form of Voting Agreement, dated as of June 13, 2011, between Synageva BioPharma Corp. and certain stockholders of Trimeris, Inc.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 23, 2011

Synageva BioPharma Corp.

By:	/s/ Sanj K. Patel
Name:	Sanj K. Patel
Title:	President and Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SYNAGEVA BIOPHARMA CORP.

The name, business address and present principal occupation of each of the directors and executive officers of Synageva BioPharma Corp. are set forth below. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Directors are noted with an asterisk.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

*Srini Akkaraju, M.D., Ph.D. Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	Managing Director, New Leaf Venture Partners	New Leaf Venture Partners 2500 Sand Hill Road Suite 203 Menlo Park, CA 94025

*Felix J. Baker, Ph.D. Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	Managing Partner, Baker Brothers Investments	Baker Brothers Investments New York, USA 667 Madison Ave Rm 1700 New York, NY 10065-8029

*Stephen R. Biggar, M.D., Ph.D. Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	Partner, Baker Brothers Investments	Baker Brothers Investment s New York, USA 667 Madison Ave Rm 1700 New York, NY 10065-8029

Carsten Boess Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	Senior Vice President, Chief Financial Officer

*Mark Goldberg, M.D. Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	Senior Vice President, Global Therapeutic Group Head, Oncology and Personalized Genetic Health, Genzyme	Genzyme 500 Kendall Street Cambridge, MA 02142

Eric Grinstead Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	Senior Vice President, Commercial and Business Operations

Chris Heberlig Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	Vice President, Finance and Assistant Secretary

*Thomas R. Malley Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	Former Portfolio Manager, Janus Global Life Sciences Fund	Janus Global Life Sciences 151 Detroit Street Denver, Colorado 80206-4921

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Sanj K. Patel Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	President & Chief Executive Officer of Synageva

+Anthony Quinn MBChB, PhD Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	Senior Vice President, Chief Medical Officer

*Robyn Samuels Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	Vice President, Tisch Family Interests	TFMG Associates, LLC 655 Madison Ave 11th Floor New York, NY 10065

*James L.L. Tullis Synageva BioPharma Corp. 128 Spring Street, Suite 520 Lexington, MA 02421	Chief Executive Officer and Founder, Tullis Health Investors	Tullis Health Investors One Stamford Plaza 263 Tresser Boulevard Stamford, CT 06901

+	Dr. Quinn is a citizen of the United Kingdom.